EXHIBIT 19.1

PRIMEENERGY RESOURCES CORPORATION

INSIDER TRADING POLICY

March 18, 2025

I.	INTRODUCTION

Federal and state laws prohibit buying, selling or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with such material nonpublic information (“MNPI”) from disclosing this information to others who trade. Trading while in possession of MNPI is often referred to as “insider trading.”

Who Is Subject to this Policy. PrimeEnergy Resources Corporation (the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by all of its directors, officers and employees (together, “Company Personnel”) as well as their family members who reside with them, anyone else who lives in their household and any family members who do not live in their household but whose transactions in Company securities (as defined below) are directed by them or are subject to their influence or control (collectively, “Family Members”), and corporations or other business entities controlled, influenced or managed by them or their Family Members, and trusts for which such persons are a trustee or in which they have a beneficial or pecuniary interest (collectively, “Controlled Entities,” and together with Company Personnel and Family Members, “Insiders”). Unless otherwise indicated, all references to “you” in this Policy should be read to include all of your Family Members and Controlled Entities.

Which Securities Are Subject to this Policy. This Policy applies to transactions, whether direct or indirect, in the Company’s securities, including its common stock, options to purchase common stock, restricted stock or restricted stock units or any other type of securities that Company may issue from time to time, including but not limited to preferred stock and convertible debentures, as well as derivative securities relating to the Company but that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities (collectively, “Company securities”). Similarly, this Policy applies to all securities, including common stock, options to purchase common stock or any other type of securities, that are issued by a Company Counterparty (as defined below), as well as any derivative securities that are relating to the Company Counterparty but that are not issued by such Company Counterparty, such as puts, calls or swaps.

Application of this Policy to Company Counterparties. The principles discussed in this Policy also apply to nonpublic information that you obtain in the course of your employment or other involvement with the Company about another public company with which the Company has a preexisting or prospective relationship, such as the Company’s customers, suppliers, contract research, manufacturing, licensing or other collaboration partners, companies in which the Company has an investment, or a firm with which the Company is negotiating a major transaction, such as a joint venture, licensing transaction, collaboration arrangement, or material acquisition or disposition (a “Company Counterparty” or “Company Counterparties”).

No Exceptions. The prohibition against trading while in possession of MNPI is absolute and unconditional. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to high standards of conduct. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

Individual Responsibility. You are responsible for ensuring that you (as well as your Family Members and Controlled Entities) do not violate federal or state securities laws or this Policy. The Company has designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.

Consequences for Violating Insider Trading Laws. If you violate insider trading laws, you may have to pay civil fines for up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may be subject to criminal charges and may have to serve a jail sentence of up to 20 years. In addition, the Company may face civil penalties up to the greater of $1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.

II.	POLICIES AND PROCEDURES

A.	Trading Policy

1.              General Prohibition. You may not buy, sell, gift or otherwise transact in securities of the Company or a Company Counterparty when you are in possession of MNPI about that company.

2.            No Tipping. You may not convey MNPI about the Company or a Company Counterparty to anyone else, including family members. You also may not suggest that anyone purchase or sell any company’s securities while you are aware of MNPI about that company. These practices, known as “tipping,” also violate U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed MNPI. This policy against “tipping” applies to information about the Company and its securities, as well as to information about Company Counterparties. Persons with whom you have a history, pattern or practice of sharing confidences—such as family members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to you; therefore, special care should be taken so that MNPI is not disclosed to such persons. This policy does not restrict legitimate business communications on a “need to know” basis. MNPI, however, should not be disclosed to persons outside the Company unless you are specifically authorized to disclose such information and such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company.

3.           No Short-Term or Speculative Trading. It is against Company policy for you to engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) other hedging transactions (such as “cashless” collars, forward sales, equity swaps and other similar arrangements). Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you should exercise caution when including Company securities in a margin account or pledging Company securities as collateral for a loan, and the Company’s directors and Section 16 Officers (as defined below) are prohibited from doing so.

4.          Applying the Trading Policy. As stated above, these restrictions also apply to your Family Members and Controlled Entities. For purposes of this Policy, references to “trading,” “transact” and “transactions” include, among other things:

●	purchases and/or sales of securities in public markets;

●	sales of securities obtained through the exercise of stock options or vesting of other equity awards granted by the Company;

●	making gifts of securities; and

●	using securities to secure a loan.

Transactions in mutual funds that are invested in Company or Company Counterparty securities are not transactions subject to this Policy as long as (a) the Insider does not control the investment decisions on individual stocks within the fund and (b) Company or Company Counterparty securities do not represent a substantial portion of the assets of the fund.

Insiders should consult the Corporate Secretary (the “Compliance Officer”) if they have any questions.

5.            Company Transactions. From time to time, the Company may engage in transactions in its own securities. When engaging in transactions in Company securities, it is the Company’s policy to comply with all applicable securities laws and regulations and state corporate laws.

B.	What is “Material Nonpublic Information”? When is Information “Public”?

1.	Material Information

Information is generally considered “material” if there is a likelihood a reasonable investor would consider such information important in making an investment decision to buy, hold or sell securities. Either positive or negative information may be material. There is no bright‐line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. The Compliance Officer should be consulted and shall determine whether information is material, but, in general, any information that could reasonably be expected to affect the Company’s or a Company Counterparty’s stock price should be considered material. Depending on the circumstances, common examples of information that may be material include:

●	financial and operating results, estimates, forecasts and projections;

●	unpublished financial reports or projections, including knowledge of changes of research analyst views or ratings;

●	changes in control or sale of all or part of the Company’s business, including potential partnerships;

●	changes in directors, senior management or auditors;

●	information about current, proposed or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;

●	changes in dividend policies, the declaration of a stock split or the proposed or contemplated issuance, redemption or repurchase of securities;

●	public or private debt or equity offerings;

●	material defaults under agreements or actions by creditors, clients or suppliers;

●	information about major contracts;

●	gain or loss of a significant customer or supplier;

●	significant cybersecurity incidents, events or risks;

●	impending financial problems such as impending bankruptcy or liquidity problems;

●	major environmental incidents or operational disruptions;

●	institution of, or developments in, major actual or threatened litigation, investigations, or regulatory actions or proceedings;

●	information about Company affiliates and Company Counterparties; and

●	the imposition of a trading “blackout” by the Company on transactions in Company securities or the securities of a Company Counterparty.

Federal and Nasdaq investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade. The mere fact that a person is aware of MNPI is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the MNPI. If you have questions regarding specific transactions, please contact the Compliance Officer.

2.	Nonpublic Information

Nonpublic information is information that is not generally known by or available to the public. We consider information to be available to the public only when:

●	it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, a filing with the SEC or a widely disseminated statement from a senior officer); and

●

enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be nonpublic until two full trading days have lapsed following the time of public disclosure.

The fact that rumors, speculation or statements attributed to unidentified sources are public is insufficient to be considered “generally available to the public” even when the information is accurate.

C.	Unauthorized Disclosure; Prohibition on Certain Public Speaking

All Company Personnel must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as Family Members, other relatives or business or social acquaintances.

Only specifically designated representatives of the Company are permitted to discuss the Company with the news media, securities analysts and investors. In addition, you are prohibited from participating as an “expert,” consultant, advisor and/or in any capacity for an “expert network” and/or any other outside firm which compensates individuals for speaking with investors and other investment professionals. If you receive inquiries of this nature, refer them to the CFO.

D.	When and How to Trade Company Stock

1.	Overview

Directors, officers, as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such officers, “Section 16 Officers”, and together with directors, “Section 16 Persons”), and all other employees who are so designated by the Compliance Officer from time to time (such designated employees, together with Section 16 Persons, and each of their respective Family Members and Controlled Entities, “Restricted Persons”), are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a Restricted Person, however, following the procedures listed below may assist you in complying with this Policy.

2.	Quarterly Blackout Periods and Trading Windows

The Company imposes a blackout period in connection with its quarterly release of financial information, during which time Insiders are not permitted to transact with respect to the Company’s securities (subject to the exceptions set forth in Section II.D.4 or pursuant to an approved Rule 10b5-1 Trading Plan pursuant to Section II.E). Unless otherwise determined and communicated by the Company, the quarterly and annual blackout periods will typically begin three weeks prior to the Company’s designated filing date for the Company’s quarterly and annual reports, and end three full business days after the public release of the Company’s quarterly or annual report for the relevant period. For example, if the Company publicly files its annual report on Form 10-K at the open of market on a Friday, then trading in the Company’s securities may commence at the open of market on the following Wednesday.

As a result, Insiders may trade in Company securities only from the date that is three full trading days after the filing of a quarterly or annual report to the close of business on the date that is two weeks prior to the filing of such quarterly or annual report (such period, the “Trading Window”). However, even if a Trading Window is open, you may not trade in Company securities if you are aware of MNPI about the Company. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when the Trading Window is open. Generally, all pending purchase and sale orders regarding Company securities must be executed or cancelled before the Trading Window closes.

3.	Special Blackout Periods

From time to time, due to certain developments (such as a significant event or transaction) during which there may exist MNPI about the Company or a Company Counterparty, the Company may implement special blackout periods during which the Company may notify particular individuals that they should not transact in Company securities or the securities of a Company Counterparty, as applicable (subject to the exceptions set forth in Section II.D.4 or pursuant to an approved Rule 10b5-1 Trading Plan pursuant to Section II.E). If you are subject to a special blackout period, you should not trade in the applicable company’s securities during such time and you should not disclose to others the fact that you are prohibited from trading, as the existence of a special blackout period may, itself, be deemed MNPI. These special blackout periods, which may vary in length, will be determined by the Compliance Officer and be communicated to the appropriate personnel via e-mail. Termination of a blackout period will also be communicated to the appropriate personnel via e‑mail.

However, it is not the Company’s policy to impose special blackout periods every time that MNPI exists or every time that an Insider may be in the possession of MNPI. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them while a blackout period is not in place. Generally, all pending purchase and sale orders regarding Company securities must be executed or cancelled before a special blackout period is implemented so as to avoid any transactions during such period.

4.	Pre-clearance

The Company requires all Restricted Persons to contact the Compliance Officer in advance of effecting any purchase, sale, gift or other trading of Company securities and to obtain prior approval of the transaction, other than transactions made under an approved Rule 10b5-1 Trading Plan pursuant to Section II.E below. All requests must be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. This pre-clearance policy applies to Restricted Persons even if they are initiating a transaction while a blackout period is not in place.

If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire MNPI concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the pre-clearance policy, you may not transact in Company securities, and you should not inform anyone within or outside of the Company of the restriction. For the avoidance of doubt, there should be no presumption that the Compliance Officer will grant any or all pre-clearance requests and there shall be no obligation to inform a Restricted Person of the reasons for any request approval or denial.

5.	Exceptions

The restrictions contained in this Policy shall not apply to:

●

the exercise of Company stock options if (a) no shares are to be sold to third parties or (b) there is only a “net exercise” (defined as the Company withholding shares to satisfy your tax obligations or to cover the exercise price or equivalent);

●

“sell to cover” transactions involving a sale of shares of common stock directed by the Company in its sole discretion in order to cover the Company’s or such individual’s or entity’s withholding tax obligations in connection with the grant, vesting or settlement of equity awards pursuant to the Company’s equity incentive plans and agreements, for example, from the vesting or settlement of restricted stock units under such plans;

●	the vesting of Company stock options, restricted stock, restricted stock units or other equity incentive awards according to their terms;

●

the withholding of shares to satisfy the exercise price or a tax withholding obligation upon the grant, vesting or settlement of equity awards pursuant to the Company’s equity incentive plans and agreements, for example, from the vesting or settlement of restricted stock units under such plans;

●	purchases of shares through the Company’s Employee Stock Purchase Plan in accordance with your pre-established participation elections;

●

transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account that you control);

●	sales of Company securities as a selling stockholder in a registered public offering, including a “synthetic secondary” offering, in accordance with applicable securities laws; or

●	any other purchase of Company securities from the Company or sale of Company securities to the Company in accordance with applicable securities and state laws.

To the extent applicable and such elections are permitted, your elections regarding (1) participation in “net exercise” or “sell to cover” transactions or (2) participation in or an increase in contributions to the Company’s Employee Stock Purchase Plan, in each case including changes from any defaults established by the Company, may only be made when you are not subject to a blackout period and are not in possession of MNPI.

E.	Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions (a “Rule 10b5-1 Trading Plan”). Please consult the Compliance Officer prior to the adoption, amendment, modification or termination of a Rule 10b5-1 Trading Plan.

F.	Noncompliance

Anyone subject to this Policy who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

G.	Post-Termination Transactions

This Policy, other than the pre-clearance provisions, will continue to apply to your transactions in Company securities after your employment or service with the Company has terminated until such time as you are no longer aware of MNPI or until that information has been publicly disclosed or is no longer material.

Questions about this Policy should be directed to the Compliance Officer.